

GLOBAL corporate compliance

April 8, 2005


05007310

Securities & Exchange Commission
450, 5th Street N.W.
Washington, DC 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 1 8 2005
WASH, D.C.
185
SECTION

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Notice of meeting and record date – dated January 17, 2005
2. News Release dated February 25, 2005
3. Notice of meeting
4. Information circular dated February 11, 2005
5. Proxy
6. Confirmation of mailing of proxy materials dated February 25, 2005

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

PROCESSED
APR 2 5 2005
THOMSON
FINANCIAL

Brenda Davis
Associate

encl.

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-5089



GLOBAL corporate compliance

January 17, 2005

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission

TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Solana Petroleum Corp.

On behalf of our above captioned client, we wish to confirm the following dates regarding their upcoming meeting:

MEETING TYPE	Annual and Special
DATE OF MEETING	March 18, 2005
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	83412N-107
RECORD DATE FOR NOTICE	February 11, 2005
RECORD DATE FOR VOTING	February 11, 2005
BENEFICIAL OWNERSHIP DETERMINATION DATE	February 11, 2005
MATERIAL MAIL DATE	February 25, 2005
BUSINESS	Non-Routine

Yours truly,
GLOBAL CORPORATE COMPLIANCE INC.

"Brenda Davis"

Brenda Davis
Associate

cc Solana Petroleum Corp.
Computershare Trust Company of Canada (for your information only)

Global Corporate Compliance Inc. 602, 304 8th Avenue SW Calgary AB T2P 1C2
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-5087


Q-GOLD
RESOURCES LTD.
[Formerly Solana Petroleum Corp.]

Q-GOLD ANNOUNCES $1.8 MILLION SHORT FORM OFFERING

SEC 12g 3-2(b) Exemption # 82-4931

February 25, 2005
Mr. J. Bruce Carruthers II reports:

Q-Gold Resources Ltd., formerly Solana Petroleum Corp. ("Q-Gold"), announced today that it has engaged Northern Securities Inc. ("Northern") to act as exclusive agent for Q-Gold in connection with its proposed Short Form Offering pursuant to exemptions available under applicable securities legislation and the policies of the TSX Venture Exchange.

The offering qualifies the distribution of a minimum of 4,500,000 flow-through common shares ("Flow-Through Shares") and/or units ("Units") in the capital of Q-Gold, to a maximum of 4,500,000 Flow-Through Shares and a maximum of 4,500,000 Units at a price of $0.20 per Flow-Through Share and $0.20 per Unit. Each Unit consists of one common share ("Common Share") in the capital of Q-Gold and one common share purchase warrant (a "Warrant"). Each Warrant entitles the holder thereof to acquire one additional Common Share at a price of $0.25 if exercised within 24 months from the date of issuance. In the event that only the minimum amount of the offering is completed, a maximum of 1,000,000 Flow-Through Shares will be eligible for issuance.

Pursuant to an Agency Agreement dated February 23, 2005 between Northern and Q-Gold, Q-Gold has agreed to pay Northern a cash commission equal to 10% of the aggregate proceeds of the offering plus a 5% Financial Advisory Fee payable at closing in cash or Units at the discretion of Northern. In addition, Q-Gold has agreed to issue to Northern a non-transferable option to acquire that number of Units ("Agent's Units") equal to 20% of the total number of Units sold pursuant to the Offering, exercisable at a price of $0.20 per Agent's Unit for a period of two years from the date of issuance. Each Agent's Unit has identical terms to the Units under the offering. Q-Gold will also issue to Northern a non-transferable option to acquire that number of Common Shares and/or Flow-Through Shares (at the discretion of Northern) equal to 20% of the total number of Flow-Through Shares sold pursuant to the Offering, exercisable at a price of $0.20 per Common Share or $0.22 per Flow-Through Share for a period of two years from the date of issuance. Furthermore, Q-Gold will pay Northern a $20,000 non-refundable work fee, an additional work fee consisting of 50,000 Agent's Units and compensate Northern for its reasonable fees, costs and expenses related to the offering.

Proceeds of the offering will be used to complete Q-Gold's previously announced reverse takeover transaction pursuant to TSX Venture Exchange Policy 5.2, to fund a proposed work program on Q-Gold's gold exploration properties in the Greenstone Belt of Northwestern Ontario near Mine Centre, to repay outstanding debt and for general corporate purposes. Upon approval of the reverse takeover

c/o Hexagon Resources, Inc.
121 E. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com

by the TSX Venture Exchange and the closing of the offering, Q-Gold expects to be reinstated as a "Tier 2 Qualifying Issuer" on the TSX Venture Exchange.

Q-Gold also announces the resignation of William W. Root as a director of the company. Mr. Root resigned in order to pursue other business activities.

For more information, please contact:

J. Bruce Carruthers II, President at (928) 779-0166

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The NEX and the TSX Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

82-5007

Q-GOLD RESOURCES LTD.

[FORMERLY SOLANA PETROLEUM CORP.]

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and special meeting of the shareholders (the "Meeting") of Q-Gold Resources Ltd. (the "Corporation") will be held on March 18, 2005 at the offices of McLeod & Company LLP, Barristers & Solicitors, #300, 14505 Bannister Road Southeast, Calgary, Alberta at 1:30 pm (Calgary time) for the purposes of:

1. Receiving and considering the audited financial statements of the Corporation for the year ended December 31, 2003, and the report of its auditors;
2. The election of the persons proposed to be nominated as directors;
3. The appointment of DNTW LLP, Chartered Accountants, as auditors of the Corporation;
4. The approval of the Corporation's Stock Option Plan;
5. On any other matters that may properly come before the Meeting in such a manner as the proxy may see fit.

DATED: February 11, 2005.

By Order of the Board of Directors

"J. Bruce Carruthers II"

J. Bruce Carruthers II
President and Chief Executive Officer

If you are unable to be present at the Meeting, PLEASE SIGN AND RETURN THE ACCOMPANYING PROXY to Global Corporate Compliance Inc., #602, 304 - 8th Avenue S.W., Calgary Alberta, T2P 1C2 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof.

Q-GOLD RESOURCES LTD.

[Formerly Solana Petroleum Corp.]

INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 18, 2005

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation, by the management of Q-Gold Resources Ltd. (the "Corporation"), of proxies for the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held on March 18, 2005 at the offices of McLeod & Company LLP, Barristers & Solicitors, #300, 14505 Bannister Road S.E., Calgary, Alberta T2X 3J3, at 1:30 p.m. (Calgary time), or at any adjournment thereof, for the purposes set out in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice").

The directors contemplate a solicitation of proxies primarily by mail, but they may also solicit proxies personally, by facsimile, or by telephone. The cost of such solicitation will be borne by the Corporation.

REVOCABILITY OF PROXY

Shareholders have the right to appoint a nominee (who need not be a shareholder) to represent them at the Meeting other than the persons designated in the enclosed form of proxy, and may do so by printing the name of the nominee in the blank space provided in the first paragraph of the proxy form.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed by the shareholder or by his attorney authorized in writing and delivered to Global Corporate Compliance Inc., #602, 304 - 8th Avenue SW, Calgary, Alberta, T2P 1C2, at least forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited at the offices of Computershare at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment of the Meeting.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information in this section is of significant importance to public shareholders of the Corporation since most public shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. If shares are listed in the account statement provided to the shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name. Such shares are more likely held under the

name of the broker or a broker's agent clearing house. Applicable corporate law provides that Beneficial Shareholders may request that the Beneficial Shareholder or the Beneficial Shareholder's nominee be appointed as the proxy holder for such shares. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against motions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers/nominees are prohibited from voting shares for their clients. The Corporation does not know whom the shares registered to CDS & Co. are held for. Therefore, Beneficial Shareholders cannot be recognized by the Corporation at the Meeting. In order to ensure that their shares are voted at the Meeting, Beneficial Shareholders should carefully follow the return instructions. Often, the form of proxy supplied to Beneficial Shareholders by their brokers is identical to that provided to registered shareholders, however, its purpose is limited to instructing the brokers/registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of the brokers now delegate the job of obtaining instructions from clients and voting shares according to their client's instructions to a corporation named Automatic Data Process Inc. ("ADP"). ADP typically applies a special sticker to the proxy forms produced by the Corporation, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return these proxy forms to ADP. ADP then tabulates the results of all instructions received and then votes the shares to be voted at the Meeting according to the instructions received. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote shares at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the shares voted.

All references to shareholders in this Information Circular and the accompanying proxy and Notice are to shareholders of record unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders that produce proof of their identity.

VOTING PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. Each shareholder may instruct his proxy how to vote his shares by completing the proxy form.

The person indicated in the accompanying proxy shall vote the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them.

In absence of any direction to vote the shares in respect of which they are appointed, the management appointees named in the accompanying proxy will vote such shares in favour of:

1. the election of the persons proposed to be nominated as directors; and

2. the appointment of DNTW LLP, Chartered Accountant, as auditors of the Corporation.

Further, in the absence of any direction to vote for or against, the shares shall be voted by the management appointees in favour of:

3. the approval of the Corporation's stock option plan; and

4. on any other matters that may properly come before the Meeting in such a manner as the proxy may see fit.

THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON INDICATED IN THE PROXY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the time of printing of the Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice and the Information Circular. If any matters which are not now known to the directors and senior officers of the Corporation should properly come before the Meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Corporation consists of an unlimited number of common shares (the "Common Shares") and an unlimited number of preferred shares, of which **17,225,900** Common Shares are issued and outstanding as of the date hereof.

Only the Common Shares are entitled to vote at the Meeting. Each Common Share entitles the holder to one vote on all matters to come before the Meeting. No group of shareholders has the right to elect a specified number of directors nor are there cumulative or similar voting rights attached to the Common Shares of the Corporation.

The directors of the Corporation have fixed **February 11, 2005** as the record date for determination of the persons entitled to receive notice of the Meeting. A shareholder of record as of the record date is entitled to vote his Common Shares except to the extent that he has transferred the ownership of any of his shares after the record date, and the transferee of those shares produces properly endorsed share certificates to the Secretary of the Corporation or Computershare or otherwise establishes that he owns the shares, and demands, not later than ten (10) days before the Meeting, that his name be included in the shareholder list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, there are no persons beneficially owning, directly or indirectly, or exercising control or direction over shares carrying more than 10 percent of the voting rights attached to all shares of the Corporation as of the date of this Information Circular.

ELECTION OF DIRECTORS

At the Meeting it is proposed that five (5) directors be elected to serve until the next annual meeting or until their successors are elected or appointed in accordance with the *Business Corporations Act* (Alberta) and the By-laws of the Corporation.

The Corporation is required to have a minimum of three (3) and a maximum of twelve (12) directors. The following table indicates the names of the nominees for directors and the date each such person first became a director, the principal occupation of each such person, and the number of shares of the Corporation beneficially owned or controlled (either directly or indirectly) by each such person. The information contained in the table as to the number of shares of the Corporation beneficially owned or controlled, directly or indirectly, is based upon information furnished to the Corporation by the respective nominees. The table also shows the number of shares of the Corporation beneficially owned or controlled, directly or indirectly, upon completion of the pending Reverse Take-Over ("RTO") of the Corporation. The RTO consists of the acquisition of certain Ontario

mineral properties, the consolidation of the Corporation's shares on a 9 old shares for 1 new share basis as approved by the Corporation's shareholders at the Corporation's most recent shareholder meeting on December 22, 2003. See the Corporation's information circular dated November 3, 2003 (the "RTO Information Circular") for more information. The board of directors is required to appoint an Audit Committee, the proposed members of which are indicated in the table.

Name, Municipality of Residence and date first became a Director	Principal Occupation During Past Five Years	Securities Beneficially Owned or Controlled as of the date of this Information Circular	Securities Beneficially Owned or Controlled After completion of the RTO[2]
J. Bruce Carruthers II[1] Flagstaff, Arizona March 25, 1998	President and Chief Executive Officer of the Corporation since March 1998. President of Hexagon Resources, Inc. a private mineral exploration company since 1989.	861,939 Common Shares	1,232,020 Common Shares (963,895 Common Shares Escrowed)
John A. Bolen Fort Frances, Ontario September 22, 2000	Vice President Exploration and General Manager of Hexagon Gold (Ontario) Ltd.	Nil 100,000 Options	687,500 Common Shares (687,500 Common Shares Escrowed) 11,111 Options
William F. Mudon[1] Denver, Colorado September 17, 2003	Attorney, landman and consultant for Williams Production RMT, an oil producing company, since September 2001, for Meramar Co. from April - August 2001 and to Western Gas Resources from February 1999 to April 2001.	50,000 Common Shares	175,316 Common Shares (5,556 Common Shares Escrowed)
Wayne G. Young[1] Calgary, Alberta December 22, 2003	Practicing dentist in Calgary since October 1993. Director of Minean International Ventures, a CPC company listed on the Exchange from March 1998 to April 2003.	10,000 Common Shares	51,111 Common Shares (1,111 Common Shares Escrowed)
Eugene Chen Calgary, Alberta December 22, 2003	Associate lawyer practicing corporate finance, securities and corporate/ commercial law with McLeod & Company LLP Calgary since 1996. Director and Officer of various public and private companies.	4,000 Common Shares	50,444 Common Shares (Nil Common Shares Escrowed)

Notes:

(1) Proposed members of the audit committee.

(2) Includes any issuances of securities done concurrently with the RTO.

STATEMENT OF EXECUTIVE COMPENSATION

Directors

During the fiscal year ended December 31, 2003, the Corporation paid no cash compensation to the directors for services rendered in their capacity as directors.

Executive Officers of the Corporation who also act as directors of the Corporation do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such Executive Officers in their capacity as executive officers. See "Executive Compensation". It is contemplated that upon completion of the RTO Transaction, the directors of the Corporation will not be paid any cash compensation in their capacity as directors. Directors will receive compensation in the form of stock options.

Officers

There are presently two executive officers of the Corporation. The term "executive officer" means the President, any Vice-President in charge of a principal business unit such as sales, finance or production, any officer of the Corporation or a subsidiary who performs a policy-making function for the Corporation whether or not that person is also a director of the Corporation or the subsidiary, and the Chairman and any Vice-Chairman of the Board of Directors of the Corporation if that person performs the functions of that office on a full-time basis. For the purposes hereof, the term "executive officer" also includes the four highest paid officers, regardless of the amount of compensation. The aggregate cash compensation (including salaries, fees (including directors' fees), commissions and bonuses to be paid for services rendered during the most recently completed financial year, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year, the payment of which is deferred), paid to such executive officers and corporations controlled by them, by the Corporation and its subsidiaries for services rendered during the fiscal year ended December 31, 2003, was approximately $30,000.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen -sation ($)**	**Securities Under Options Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**Long Term Incentive Plan Payouts ($)**	**All Other Compen-sation ($)**
J. Bruce Carruthers II President and Chief Executive Officer	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2001	$63,000	Nil	Nil	Nil	Nil	Nil	Nil
Eric A. Gavin Vice President Finance & Administration and Chief Financial Officer	2003	$30,000	Nil	Nil	Nil	Nil	Nil	Nil
	2002	$30,000	Nil	Nil	Nil	Nil	Nil	Nil
	2001	$30,000	Nil	Nil	Nil	Nil	Nil	Nil

The officers are reimbursed for miscellaneous out-of-pocket expenses in carrying out their duties as officers.

The Company has employment agreements with (i) Hexagon Resources, Inc. ("Hexagon Resources"), a private company of which J. Bruce Carruthers II, a director and officer of the Company, is a principal shareholder, and (ii) Eric A. Gavin. Under the terms of these employment agreements, Hexagon Resources is to be paid monthly management fees of Cdn$ 5,000. This contract has been suspended until the Company is reinstated as a "Tier 2 Issuer" on the Exchange, which is expected to occur in conjunction with the Closing of this Offering. Mr. Gavin is paid CDN$ 2,500 per month under a management contract for services provided to the Company.

Stock Option Plan

The following table summarizes the existing stock options in the Corporation:

Name of Optionee	Date of Grant	Number of Optioned Shares (prior to RTO)	Number of Optioned Shares (after RTO)	Exercise Price (prior to RTO)	Exercise Price (after RTO)	Expiry Date
John A. Bolen	Sept. 22, 2000	100,000	11,111	$ 0.17	$ 1.53	Sept. 22, 2005
Eric A. Gavin	Sept. 22, 2000	50,000	5,555	$ 0.17	$ 1.53	Sept. 22, 2005
TOTAL		**150,000**	**16,666**	**$ 0.17**	$ 1.53	

Other

The aggregate value of all other compensation not described in this Information Circular paid or payable by the Corporation to any of its promoters, officers, directors, other insiders or associates and affiliates of these individuals, including the executive officers, is nil.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, proposed nominee for election as a director, senior officer, executive officer, promoter or other member of management of the Corporation, nor any of their respective associates or affiliates, is or has been at any time during the past two years indebted to the Corporation except as follows:

J. Bruce Carruthers II[1], President and Chief Executive Officer - $94,436.
Eric A. Gavin, Chief Financial Officer and Vice President of Finance & Administration - $14,023.

Hexagon Resources, Inc. and Mr. Gavin issued promissory notes to the Corporation on March 1, 2003 in the amount of $105,840 and $16,447, respectively. The promissory notes indicated that the amounts accrue interest at 3% per annum, are due and payable on March 1, 2008 and monthly payment of principal and interest of $750 and $200 respectively are payable to the Corporation.

The indebtedness shown above was due to the officers of the Corporation receiving loans from the Corporation in lieu of management fees as the Corporation was designated as inactive on September 24, 2001.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

The proposed acquisition of the Mineral Properties (as described in the RTO Information Circular) was a related party (non arm's-length) transaction (the "Transaction") as Hexagon Gold is beneficially controlled by two directors and an officer of the Corporation, J. Bruce Caruthers II and John A. Bolen. The Transaction was approved by the shareholders of the Corporation at its annual and special shareholders meeting on December 22, 2003.

[1] The debt is owed by Hexagon Resources, Inc., a private company that Mr. Carruthers is a director, officer and shareholder of.

FINANCIAL STATEMENTS

The Corporation's Audited Financial Statements for the twelve months ending December 31, 2003 have previously been delivered to all registered and beneficial shareholders.

APPOINTMENT OF AUDITORS

The management of the Corporation proposes to nominate the Corporation's existing auditors, DNTW LLP, Chartered Accountants, as auditors for the Corporation until the next annual meeting of shareholders at remuneration to be fixed by the directors. DNTW have been the Corporation's auditors since September 17, 2003.

APPROVAL OF STOCK OPTION PLAN

The Corporation has a Stock Option Plan (the "Plan") which was prepared by the directors and approved and adopted by the shareholders on December 22, 2003. A copy of the Plan is attached to this information circular. Options granted pursuant to the Plan will not exceed a term of five (5) years and are granted at an option price and on other terms which the directors determine is necessary to achieve the goal of the Plan and in accordance with regulatory policies. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by any stock exchange on which the Corporation's shares are listed for trading.

The number of common shares allocated to the Plan will be determined by the board of directors from time to time. The aggregate number of shares reserved for issuance under the Plan, other employee stock option plans, options for services, and employee stock purchase plans, may not exceed 10 percent of the issued and outstanding shares. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed 5 percent of the issued and outstanding shares.

The Common Shares, when fully paid for by a participant, are not included in the calculation of Common Shares allocated to or within the Plan. Should a participant cease to be eligible due to the loss of corporate office (being that of an officer or director) or employment, the option shall cease for varying periods not exceeding 90 days. Loss of eligibility for consultants is regulated by specific rules imposed by the directors when the option is granted to the appropriate consultant. The Plan also provides that estates of deceased participants can exercise their options for a period not exceeding one year following death.

The board of directors may from time to time make rules, regulations and amendments to the Plan. Should any rule, regulation or amendment materially differ from the provisions set out in this management information circular, the Corporation shall obtain the necessary regulatory or shareholder approvals.

The shareholders will be asked to consider and approve the following resolution:

IT IS RESOLVED THAT, subject to any necessary regulatory approval, the Stock Option Plan in the form attached to the Information Circular of the Corporation in respect of the March 18, 2005 annual and special meeting of shareholders, is approved.

OTHER BUSINESS

Management is not aware of any other matters to come before the Meeting other than those set out in the Notice of Meeting. If other matters come before the meeting it is the intention of the individuals named in the form of proxy to vote the same in accordance with their best judgment in such matters.

APPROVAL AND CERTIFICATION

The contents of this Information Circular and all attached Schedules have been approved by the board of directors of the Corporation.

The contents of this Information Circular and all attached Schedules constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the security holders.

This Information Circular and all attached Schedules contain no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED: February 11, 2005

"J. Bruce Carruthers II"
J. Bruce Carruthers II, President and Chief Executive Officer

"Eric A. Gavin"
Eric A. Gavin, Vice President, Finance and Administration and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"John A. Bolen"
John A. Bolen, Director

"William F. Mudon"
William F. Mudon, Director

Q-GOLD RESOURCES LTD.

STOCK OPTION PLAN (the "Plan")

1. Purpose of the Plan

The purpose of the Plan is to assist Q-GOLD RESOURCES LTD. (the "Corporation") in attracting, retaining and motivating directors, key officers, employees and consultants of the Corporation and of its subsidiaries and to closely align the personal interests of such directors, officers, employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares of the Corporation.

2. Implementation

The grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of each stock exchange on which the shares of the Corporation are or become listed and of any governmental authority or regulatory body to which the Corporation is subject.

3. Administration

The Plan shall be administered by the board of directors of the Corporation which shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. The board of directors may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights, powers and discretions with respect to the Plan granted to it under this Plan to the Executive Committee or such other committee of directors of the Corporation as the board of directors may designate. Upon any such delegation the Executive Committee or other committee of directors, as the case may be, as well as the board of directors, shall be entitled to exercise any or all of such authority, rights, powers and discretions with respect to the Plan. When used in the context of this Plan "board of directors" shall be deemed to include the Executive Committee or other committee of directors acting on behalf of the board of directors.

4. Number of Shares Under Plan

A maximum number of common shares equal to 10 percent of the issued and outstanding common shares of the Corporation, from time to time, (the "Optioned Shares") shall be reserved, set aside and made available for issuance in accordance with the Plan. In no event shall options be granted, without regulatory approval, entitling any single individual to purchase in excess of five percent (5%) of the then outstanding shares in the Corporation in any 12 month period and no more than two percent (2%) of the optioned shares may be issued to any one consultant in any 12 month period. If option rights granted to an individual under the Plan shall expire or terminate for any reason without having been exercised in respect of certain Optioned Shares, such Optioned Shares may be made available for other options to be granted under the Plan.

5. Eligibility

Options may be granted under the Plan to any person who is a director, officer, employee or consultant of the Corporation, or of its subsidiaries, as the board of directors may from time to time designate as a participant under the Plan (a "Participant"). The Corporation represents and confirms that any Participant under the Plan will be a bona fide director, officer, employee or consultant of the Corporation. Subject to the provisions of this Plan, the total number of Optioned Shares to be made available under the Plan and to each Participant, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise of options, shall be in the full and final discretion of the board of directors.

6. Shareholder Approval

The Corporation will be required to obtain disinterested shareholder approval for the reduction in the exercise price of Optioned Shares where the Optionee is an insider.

7. Terms and Conditions

(a) Exercise Price

The exercise price to each Participant for each Optioned Share shall be as determined by the board of directors, but shall in no event be less than the market price of the common shares of the Corporation on the TSX Venture Exchange, or such other exchange on which the common shares are listed at the time of the grant of the option, less the maximum discount permitted under the policies of the TSX Venture Exchange or such other exchange on which the common shares are listed, or such other price as may be agreed to by the Corporation and approved by the TSX Venture Exchange or such other exchange on which the common shares are listed.

(b) Option Agreement

All options shall be granted under the Plan by means of an agreement between the Corporation and each Participant (the "Option Agreement") in the form as may be approved by the board of directors, such approval to be conclusively evidenced by the execution of the Option Agreement by any one director or officer of the Corporation.

(c) Length of Grant

All options granted under the Plan shall expire not later than the fifth anniversary of the date such Options were granted.

(d) Non-Assignability of Options

An option granted under the Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant other than by will or other testamentary instrument or the laws of succession and may be exercisable during the lifetime of the Participant and only by the Participant.

(e) Right to Postpone Exercise

Each Participant, upon becoming entitled to exercise the option in respect of any Optioned Shares in accordance with the Option Agreement, shall be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement.

(f) Exercise and Payment

Any option granted under the Plan may be exercised by a Participant or the legal representative of a Participant giving notice to the Corporation specifying the number of shares in respect of which such option is being exercised, accompanied by payment (by cash or certified cheque payable to the Corporation) of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice. Upon any such exercise of an option by a Participant the Corporation shall cause the transfer agent and registrar of the common shares of the Corporation to promptly deliver to such Participant or the legal representative of such Participant, as the case may be, a share certificate in the name of such Participant or the legal representative of such Participant, as the case may be, representing the number of shares specified in the notice.

(g) Rights of Participants

The Participants shall have no rights as shareholders in respect of any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions, voting rights, warrants or rights under any rights offering) other than Optioned Shares in respect of which Participants have exercised their option to purchase and which have been issued by the Corporation.

(h) Third Party Offer

If, at any time when an option granted under the Plan remains unexercised with respect to any Optioned Shares, an Offer to purchase all of the common shares of the Corporation is made by a third party, the Corporation shall use its best efforts to bring such offer to the attention of the Participants as soon as practicable and the Corporation may, at its option, require the acceleration of the time for the exercise of the option rights granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise.

(i) Alterations in Shares

In the event of a share dividend, share split, issuance of shares or instruments convertible into common shares (other than pursuant to the Plan) for less than market value, share consolidation, share reclassification, exchange of shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Corporation, the board of directors may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution or enlargement of rights granted to Participants under the Plan. In any such event, the maximum number of shares available under the Plan may be appropriately adjusted by the board of directors. If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Corporation of those in another company is imminent, the board of directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Participants and of the time for the fulfillment of any conditions or restrictions on such exercise. All determinations of the board of directors under this paragraph 6(i) shall be full and final.

(j) Termination

Subject to paragraph 6(k), if a Participant is dismissed as an officer, employee or consultant by the Corporation or by one of its subsidiaries for cause, all unexercised option rights of that Participant under the Plan shall terminate immediately upon such dismissal, notwithstanding the original term of the option granted to such Participant under the Plan.

(k) Disability or Retirement

Notwithstanding paragraph 6(j), if a Participant ceases to be an officer, employee or consultant of the Corporation or of one of its subsidiaries as a result of:

(a) disability or illness preventing the Participant from performing the duties routinely performed by such Participant;

(b) retirement at the normal retirement age prescribed by the Corporation pension plan;

(c) resignation; or

(d) such other circumstances as may be approved by the board of directors;

such Participant shall have the right for a period not exceeding 90 days from the date of ceasing to be an officer, employee, consultant or director (or, if earlier, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the option under the Plan with respect to all Optioned Shares of such Participant to the extent they were exercisable on the date of ceasing to be an officer, employee, consultant or director. Upon the expiration of such 90 days period (or such earlier expiry date as provided for in the Option Agreement) all unexercised option rights of that Participant shall immediately terminate and shall lapse notwithstanding the original term of the option granted to such Participant under the Plan. In the event that the Participant is engaged in investor relations activities, the 90 day period is abbreviated to 30 days.

(l) Deceased Participant

In the event of the death of any Participant, the legal representatives of the deceased Participant shall have the right for a period not exceeding one year from the date of death of the deceased Participant (or such shorter period being, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the deceased Participant's option with respect to all of the Optioned Shares of the deceased Participant to the extent they were exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Participant shall immediately terminate, notwithstanding the original term of the option granted to the deceased Participant under the Plan.

8. Amendment and Discontinuance of Plan

The board of directors may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to a Participant under the Plan without the consent of that Participant.

9. No Further Rights

Nothing contained in the Plan nor in any option granted under this Plan shall give any participant or any other person, any interest or title in or to any common shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation other than as set out in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as an employee, officer, consultant or director of the Corporation or of its subsidiaries.

10. Compliance with Laws

The obligations of the Corporation to sell common shares and deliver share certificates under the Plan are subject to such compliance by the Corporation and the Participants as the Corporation deems necessary or advisable with all applicable corporate and securities laws, rules and regulations.

11. Gender

The use of the masculine gender in this Plan shall be deemed to include or be replaced by the feminine gender where appropriate to the particular Participant.

082-5087

Q-GOLD RESOURCES LTD.

[FORMERLY SOLANA PETROLEUM CORP.]

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS ON MARCH 18, 2005

Proxy Solicited By Management of Q-Gold Resources Ltd.

The undersigned shareholder of Q-Gold Resources Ltd. (the "Corporation") constitutes and appoints:

J. BRUCE CARRUTHERS II, President, Chief Executive Officer and Director of the Corporation,

or failing him

EUGENE CHEN, Director of the Corporation

or instead of either of the above:

______________________ of

as proxy for the undersigned, with power of substitution, to attend, act and vote on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on March 18, 2005, and at any adjournment or adjournments of such meeting, in the same manner, to the same extent and with the same power as if the undersigned were present and, without limiting the general authorization given, the person indicated above is specifically directed to vote on behalf of the undersigned in the following manner:

1. Vote ☐ Withhold from voting ☐
   In respect of the election as directors of the nominees referred to in the Information Circular issued in connection with the meeting.

2. Vote ☐ Withhold from voting ☐
   In respect of the appointment of DNTW, LLP, Chartered Accountants, as auditors until the next annual meeting of shareholders and the authorizing of the directors to fix the auditors' remuneration.

3. For ☐ Against ☐
   In respect of approving the Corporation's stock option plan.

4. On any other matters that may properly come before the Meeting in such a manner as the proxy may see fit.

In the absence of any specification above, the indicated appointee shall be deemed to have been granted authority to vote the shares represented by this proxy in favour of the election of directors, the appointment of the auditors and approving the stock option plan all as indicated in the Information Circular.

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE CORPORATION AT THE DIRECTION OF THE BOARD OF DIRECTORS. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING OTHER THAN ONE OF THE PERSONS LISTED ABOVE AND MAY

EXERCISE SUCH RIGHT BY INSERTING THE NAME OF SUCH PERSON (WHO NEED NOT BE A SHAREHOLDER) IN THE BLANK SPACE PROVIDED IN THE FIRST PARAGRAPH OF THIS FORM OF PROXY.

This proxy form must be signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal and by an officer or attorney duly authorized by the Corporation, and must be received at the offices of Global Corporate Compliance Inc., #602, 304 - 8th Avenue S.W., Calgary Alberta, T2P 1C2 not less than forty-eight hours (excluding Saturdays, Sundays and statutory holidays) before the annual and special meeting or any adjournment of the meeting.

The undersigned revokes any instrument of proxy previously given and ratifies and confirms all that the person indicated above may do by virtue of this proxy.

DATED this ___ day of _________, 2005.

____
Signature of Shareholder

____
Name of Shareholder (please print)

____
Number of Shares Held

82-5087



GLOBAL corporate compliance

February 25, 2005

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Solana Petroleum Corp.
Annual and Special Shareholders Meeting to be held March 18, 2005

We confirm that the following material was sent on today's date, by pre-paid mail to the registered shareholders:

1. Notice of Meeting & Information Circular
2. Instrument of Proxy
3. Return envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

"Brenda Davis"

Brenda Davis
Associate

c.c. Solana Petroleum Corp.

Global Corporate Compliance Inc. 602, 304 8th Avenue SW Calgary AB T2P 1C2
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com